FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 26, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on June 26, 2024]

1.	Reason for Submission

Given that Resolutions were adopted at the 120th Annual General Meeting of Shareholders held on June 25, 2024, we hereby submit this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Matters Reported
(1)	Date on which meeting was held

June 25, 2024

(2)	Proposal acted upon

Proposal: Appointment of 12 Directors

Koji Nagai, Kentaro Okuda, Yutaka Nakajima, Shoji Ogawa, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka and Taku Oshima

(3)	Number of voting rights expressing an opinion for, against, or abstaining from, the proposal; requirements for the proposal to be approved; results of the resolutions

Proposal: Appointment of 12 Directors

Proposal	For	Against	Abstain	Result of the Resolutions
				Approval Ratio (%)	Approved/Rejected
Koji Nagai	16,701,743	4,275,942	40	79.3%	Approved
Kentaro Okuda	18,902,102	2,075,578	40	89.7%	Approved
Yutaka Nakajima	19,783,642	1,194,040	40	93.9%	Approved
Shoji Ogawa	18,752,891	2,224,784	40	89.0%	Approved
Laura Simone Unger	19,535,932	1,441,750	40	92.8%	Approved
Victor Chu	19,498,918	1,478,764	40	92.6%	Approved
J. Christopher Giancarlo	19,516,409	1,461,273	40	92.7%	Approved
Patricia Mosser	19,534,789	1,442,883	40	92.8%	Approved
Takahisa Takahara	17,556,558	3,421,115	40	83.4%	Approved
Miyuki Ishiguro	19,795,500	1,182,181	40	94.0%	Approved
Masahiro Ishizuka	19,798,072	1,179,610	40	94.0%	Approved
Taku Oshima	19,402,355	1,561,264	14,099	92.1%	Approved

Notes:

1.	The requirement for each resolution to be approved is as follows:

A vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

2.	The method for calculating the Approval Ratio is as follows:

This is the ratio of the total number of votes in favor exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for, to the total number of voting rights of the shareholders present at the meeting (the portion of the voting rights that were exercised in advance by the day prior to the meeting, as well as those held by the shareholders present at the meeting).

(4)

The reason why a part of the voting rights expressing an opinion for, against, or abstaining from, the proposal that were exercised by shareholders present at the meeting were not included in the calculation:

By calculating the total number of voting rights exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for or against the proposal, it was evident that, in conformance with the Companies Act, the requirement for the Proposal to be approved had been satisfied and the resolutions were duly adopted. Therefore, the number of voting rights held by the shareholders present at the meeting, which the Company was not able to confirm an opinion for, against, or abstaining from the proposals, were not included in the calculation.

End.